Exhibit 99.2

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN: L85195TG1984PLC004507

Tel  :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

April 1, 2022

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238
Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/Madam,

Sub: Intimation

This is to inform you that Dr. Reddy's Laboratories Limited (“Dr. Reddy’s) has entered into an agreement with Novartis AG to acquire the cardiovascular brand Cidmus® in India.

Under the agreement, Dr. Reddy’s will be assigned and transferred the Cidmus® trademark in India from Novartis AG for a consideration of USD 61M (United States Dollars Sixty One Million only).

The Cidmus® brand shall be affixed on the pharmaceutical composition comprising a combination of Valsartan and Sacubitril (currently under Novartis patent) which is indicated for heart failure patients with reduced ejection fraction. The tablets are available in three strengths. As per IQVIA MAT, Cidmus® saw sales of Rs. 136.4 cr in India for the most recent twelve months ending in February 2022. Dr. Reddy’s will look to leverage its wide base to engage with healthcare professionals, and to significantly enhance the reach of the product in and beyond metros into tier-I and tier-II markets in India through its strong marketing and distribution network to maximise access to patients in need.

The acquisition of Cidmus® is yet another move by Dr. Reddy’s in India to widen access of healthcare professionals and patients to well-established brands. Given the prevalence of cardiovascular diseases, this acquisition will allow Dr. Reddy’s to make a trusted portfolio of medicines available to patients in India in keeping with its purpose of Good Health Can’t Wait. Cidmus® will be a strong addition to the company’s existing portfolio in the cardiovascular segment alongside its leading brands such as Stamlo®, Stamlo® Beta, Reclide®-XR and Reclimet®-XR, and will take it closer to its ambition of breaking into the top 10 cardiac players in the Indian pharmaceutical market. It will also strengthen the presence of Dr. Reddy’s in the chronic space in India as its India business continues to be a solid growth driver and focus market.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary and Compliance Officer

CC:- New York Stock Exchange Inc. (Stock Code :RDY)

         NSE IFSC Ltd.